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Exhibit 99.2

To: Managers
From: Jan Collinson
Subj: Employee Option Exchange Program
Date: May 23, 2005

Today our stockholders and our Board of Directors have authorized the Company to implement the Employee Stock Option Exchange Program. As you may know, the Company proposed that stockholders approve an option exchange program by which significantly out-of-the-money stock options would be eligible to be exchanged for a lesser number of new options granted at fair market value. In order to keep employees informed, an e-mail and SynopsysWorld article from Aart will be forthcoming. We anticipate commencing the program in a few days at which time you will receive an email from Mellon Investor Services LLC with further information.

As managers, you may receive questions from employees concerning the proposed program. Because there are strict SEC regulations on communication regarding proxy votes and tender offers, you should not provide any additional information regarding the program if asked.

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  Exhibit 99.2